Exhibit 7

Computation of ratio of earnings to fixed charges (unaudited)

	$ million, except ratios
For the year ended 31 December	2011	2010	2009	2008	2007

Profit (loss) before taxation	38,834	(4,825)	25,124	34,283	31,611

Group’s share of income in excess of dividends of equity-accounted entities	(839)	(1,480)	(898)	(93)	(1,359)

Capitalized interest, net of amortization	(303)	(42)	64	56	(183)

Profit (loss) as adjusted(a)	37,692	(6,347)	24,290	34,246	30,069

Fixed charges:

Interest expense	788	701	718	1,157	1,110
Rental expense representative of interest	1,654	1,987	1,370	1,231	1,033
Capitalized interest	347	254	188	162	323

	2,789	2,942	2,276	2,550	2,466

Total adjusted earnings (deficit) available for payment of fixed charges	40,481	(3,405)	26,566	36,796	32,535

Ratio of earnings to fixed charges	14.5	—	11.7	14.4	13.2

Deficiency(b)		(6,347)

(a)	Includes a pre-tax credit of $3,742 million (2010 pre-tax charge of $40,935 million) related to Gulf of Mexico oil spill.
(b)	Adjusted earnings are inadequate to cover fixed charges.